Exhibit 2
STOCK PURCHASE AGREEMENT
STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this 26th day of October, 2009 by and among Secure America Acquisition Corporation, a Delaware corporation (“Secure”), and Ultimate Escapes Holdings, LLC, a Delaware limited liability company (the “Target”), on the one hand, and the signatory on the execution page hereof (“Seller”), on the other, and solely for the purposes of Sections 4(d), 7 and 8 hereof, C. Thomas McMillen (“McMillen”), Ultimate and Harvey L. Weiss, jointly and severally (“Weiss,” and together with McMillen and Ultimate, the “Insiders”).
WHEREAS, Secure was organized for the purpose of acquiring, or acquiring control of, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more domestic or international operating businesses in the homeland security industry, but not businesses that design, build or maintain mission-critical facilities (“Business Combination”);
WHEREAS, Secure consummated an initial public offering in October 2007 (“IPO”) in connection with which it raised gross proceeds of approximately $80 million, a significant portion of which was placed in a trust account maintained by Continental Stock Transfer and Trust Company pending the consummation of a Business Combination, or the dissolution and liquidation of Secure in the event it is unable to consummate a Business Combination on or prior to October 29, 2009;
WHEREAS, Secure has entered into an agreement pursuant to which, among other things, (i) it will contribute cash to Ultimate, in exchange for membership units of the Target (the “Acquisition”); and (ii) the owners of Target immediately prior to the Acquisition will be able to exchange their membership units of Target for shares of Secure’s common stock, pursuant to the Contribution Agreement, dated as of September 2, 2009 (the “Contribution Agreement”), by and among Secure, Ultimate Resort Holdings, LLC, the Target and the member representative of the Target, and the Amended and Restated Operating Agreement of the Target to be entered into upon the consummation of the transactions contemplated by the Contribution Agreement;
WHEREAS, the approval of the Acquisition is contingent upon, among other things, the affirmative vote of holders of a majority of the outstanding common shares of Secure which are present and entitled to vote at the special meeting called to approve the Acquisition;
WHEREAS, pursuant to certain provisions in Secure’s certificate of incorporation, a holder of shares of Secure’s common stock issued in the IPO (the “Public Shares”) may, if it votes against the Acquisition, demand that Secure convert such Public Shares into cash (which terms of such certificate of incorporation are the subject of a proposal in the Company’s proxy statement to be amended to provide that a holder of Public Shares may vote in favor or against the Transaction and properly demand that Secure convert such Public Shares into cash) (“Conversion Rights”);
WHEREAS, the Acquisition cannot be consummated if holders of 30% or more of the Public Shares vote against the Acquisition and exercise their Conversion Rights; and
WHEREAS, Seller has agreed to sell to Secure and Secure has agreed to purchase from Seller the common shares set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth therein (“Purchase Price Per Share”) and for the aggregate purchase price set forth therein (“Aggregate Purchase Price”).

NOW, THEREFORE, for and in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1. Purchase. Seller hereby agrees to sell to Secure and Secure hereby agree to purchase from Seller at the Closing (as defined in Section 4(c)) the Shares at the Purchase Price Per Share, for the Aggregate Purchase Price.
2. Agreement not to Convert; Appointment of Proxy and Attorney-in-Fact. In further consideration of the Aggregate Purchase Price, provided that the representations and warranties made by Secure in Section 6 hereof are true and correct on the date of the stockholder meeting in connection with the approval of the Acquisition with the same effect as though made on such date and Secure has complied in all material respects with its obligations set forth in this Agreement through such date, Seller hereby represents that it has not, and agrees that it will not, exercise its Conversion Rights or, if it has already exercised its Conversion Rights, it hereby withdraws and revokes such exercise and will execute all necessary documents and take all actions required in furtherance of such revocation. Seller acknowledges that the record date to vote on the proposals set forth in the proxy statement (the “Proxy Statement”) filed by Secure with the Securities and Exchange Commission (the “SEC”) has passed. Accordingly, solely with respect to the vote for the Acquisition and the other proposals set forth in the Proxy Statement, Seller hereby irrevocably appoints C. Thomas McMillen and Harvey L. Weiss, and each of them, each with full power of substitution, as its proxy and attorney-in-fact, to the full extent of Seller’s rights with respect to the Shares (and any and all other shares or securities or rights issued or issuable in respect thereof) to vote in such manner as each such person or his substitute shall in his sole discretion deem proper, and to otherwise act (including, without limitation, acting by written consent) with respect to all the Shares at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of Secure held on or prior to October 29, 2009. This proxy is coupled with an interest in the Shares and is irrevocable. Execution by Seller of this Agreement shall revoke, without further action, all prior proxies granted by Seller at any time with respect to the Shares (and such other shares or other securities) and no subsequent proxies will be given by Seller (and if given will be deemed not to be effective), provided that the representations and warranties made by Secure in Section 6 hereof are true and correct on the date of the stockholder meeting in connection with the approval of the Acquisition with the same effect as though made on such date and Secure has complied in all material respects with its obligations set forth in this Agreement through such date.
3. No Right to Additional Shares. Seller hereby acknowledges that, by virtue of the sale hereunder, Seller will no longer be a stockholder of Secure, and the Shares shall be cancelled automatically, shall cease to exist and shall represent only the right to receive the Aggregate Purchase Price therefore in accordance with the terms of this Agreement. Additionally, Secure and Seller hereby agree and acknowledge that this provision is material to this Agreement and a significant consideration in Secure’s willingness to enter into this Agreement. Notwithstanding the foregoing, such waiver shall not be effective in the event that Seller does not receive the Aggregate Purchase Price pursuant to the terms of this Agreement.
4. Closing Matters.
(a) By no later than one business day of the date of this Agreement, (i) Seller shall provide Secure with a true and correct copy of the voting instruction form with respect to the Shares held by Seller indicating the financial institution through which such shares are held and the control number provided by Broadridge Financial Solutions (or other similar service provider) regarding the voting of the Shares or written confirmation of such information as would appear on the voting instruction form; and (ii) Secure shall send the notice attached as Annex I hereto to Continental.

(b) Prior to the closing of the Acquisition, Seller shall deliver or cause to be delivered to Secure appropriate instructions for book entry transfers of ownership of the Shares from Seller to Secure.
(c) The closing of the purchase and sale of the Shares (“Closing”) will occur on the date on which Secure’s Trust Account is liquidated in connection with the consummation of the Acquisition, which shall occur no later than 11:59 p.m. eastern time on October 29, 2009 (the “Closing Date”). At the Closing, Secure shall pay Seller the Aggregate Purchase Price by wire transfer from Secure’s Trust Account of immediately available funds in accordance with the Irrevocable Instructions attached as Annex I hereto to an account specified by Seller and Seller shall deliver the Shares to Secure electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System to an account specified by Secure. It shall be a condition to the obligation of Secure on the one hand, and Seller on the other hand, to consummate the transfer of the Shares contemplated hereunder that such other party’s representations and warranties are true and correct on the Closing Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.
(d) In the event that the Acquisition is not consummated by 11:59 p.m. eastern time on October 29, 2009 and Secure has not dissolved and liquidated its assets by November 9, 2009, then Secure shall pay to Seller in immediately available funds, until Secure liquidates and distributes its assets to its stockholders, an amount equal to the lesser of (i) 4.0% of the Purchase Price Per Share per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by Seller from the date such payment was required to be made through the date such payment is actually made. Secure agrees to promptly dissolve and liquidate and distribute its assets in accordance with Delaware law if the Acquisition is not consummated by 11:59 p.m. eastern time on October 29, 2009.
(e) In the event that the Acquisition is consummated and Seller has not received the Aggregate Purchase Price by October 30, 2009, then Secure shall pay to Seller in immediately available funds an amount equal to the lesser of (i) 4.0% of the Purchase Price Per Share per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by Seller from the date such payment was required to be made through the date such payment is actually made.
5. Representations and Warranties of the Seller. Seller makes the following representations and warranties to and for the benefit of Secure on the date hereof and on the Closing.
(a) Sophisticated Seller. Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Secure.
(b) Independent Investigation. Seller, in making the decision to sell the Shares to Secure, has not relied upon any oral or written representations or assurances from Secure or any of its officers, directors or employees or any other representatives or agents, except as are contained in this Agreement. Seller has had access to all of the filings made by Secure with the SEC, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) in each case to the extent available publicly via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.

(c) Authority. This Agreement has been validly authorized, executed and delivered by Seller and, assuming the due authorization, execution and delivery thereof by all other parties hereto, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Seller is a party which would prevent Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Seller is subject.
(d) No Legal Advice from Secure. Seller acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Seller’s own legal counsel and investment and tax advisors. Seller is not relying on any statements or representations of Secure or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by the Agreement.
(e) Ownership of Shares. Seller is the legal and beneficial owner of the Shares and will transfer to Secure on the Closing Date good title to the Shares free and clear of any liens, claims, security interests, options, charges or any other encumbrance whatsoever, except as otherwise agreed to in writing with Secure. To its knowledge, Seller has the sole right to exercise Conversion Rights with respect to the Shares.
(f) Number of Shares. The Shares being transferred pursuant to this Agreement represent all the common stock owned by Seller as of the date hereof.
(g) Aggregate Purchase Price Negotiated. Seller represents that both the amount of Securities and the Aggregate Purchase Price were negotiated figures by the parties and that the terms and conditions by the parties of this Agreement may differ from arrangements entered into with other holders of Secure’s common stock.
6. Representations, Warranties and Covenants of Secure. Secure makes the following representations, warranties and covenants to and for the benefit of Seller on the date hereof and on the Closing.
(a) Sophisticated Buyer. Secure is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the purchase of Shares from Seller.
(b) Independent Investigation. Secure, in making the decision to purchase the Shares from Seller, has not relied upon any oral or written representations or assurances from Seller or any of its officers, directors, partners or employees or any other representatives or agents of Seller, except as are contained in this Agreement.
(c) Authority. This Agreement has been validly authorized, executed and delivered by Secure and, assuming the due authorization, execution and delivery thereof by all other parties hereto, is a valid and binding agreement of Secure, enforceable against Secure in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Secure does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Secure is a party which would prevent Secure from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Secure is subject.

(d) No Legal Advice from Seller. Secure acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Secure’s own legal counsel and investment and tax advisors. Secure is relying solely on such counsel and advisors and not on any statements or representations of Seller or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.
(e) Organization. Secure has been duly organized and is validly existing under the laws of its jurisdiction of organization, with all requisite power and authority to enter into this Agreement, to carry out the provisions and conditions hereof, and to consummate the transactions contemplated hereby.
(f) Liabilities. Secure (i) has no liabilities, obligations, guarantees or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”) other than those reflected on the Schedule of Liabilities attached hereto, and (ii) has no outstanding Liabilities that are not subject to an effective waiver of claims against the Trust Account, except those Liabilities set forth on such Schedule of Liabilities and indicated as “unwaived,” which Schedule of Liabilities includes all Liabilities that resulted from, and potential Liabilities that could result from, target businesses, vendors and service providers that have not waived any claims against the Trust Account.
(g) Title and Liens. (i) Secure has good title to the Trust Account and all assets in, or credited to, in the Trust Account, and (ii) the Trust Account, together with all assets in, or credited to, the Trust Account, are free and clear of any security interest, mortgage, pledge, lien, charge, encumbrance, title retention agreement or analogous instrument or device (a “Lien”), other than the Lien in favor of Continental for the customary fees and expenses of Continental incurred in connection with the administration of the Trust Account, and (iii) Secure has not and will not create, incur, or suffer to exist any Lien on the Trust Account or any asset in or credited to the Trust Account, whether arising by contract or agreement or under law.
(h) Waivers of Claims Against Trust Account. Except as otherwise disclosed on the Schedule of Liabilities described in Section 6(f) above, Secure has not obtained, and agrees that it will not obtain, the services of any vendor or service provider unless and until such vendor or service provider acknowledges in writing that it does not have any right, title, interest or claim of any kind in or to any monies, securities, or other assets of the Trust Account and waives any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Secure and will not seek recourse against the Trust Account for any reason whatsoever; provided that the foregoing shall not apply to Secure’s independent accountants. In addition, the waiver of claims against the Trust Account agreed to by Secure in the Purchase Agreements shall remain in full force and effect.
(i) Future Indebtedness. Secure agrees that it shall not incur any Indebtedness (as defined below) in excess of $5,000 in the aggregate, other than Indebtedness listed on Schedule I attached hereto, without the prior written consent of Seller prior to the Closing. “Indebtedness” means (i) indebtedness for borrowed money or the deferred price of property, goods or services (other than trade and other payables incurred in the ordinary course of business), such as reimbursement and other obligations for surety bonds and letters of credit, (ii) obligations evidenced by notes, bonds, debentures or similar instruments, (iii) capital lease obligations, (iv) the net obligations of Secure under derivative transactions (including, but not limited to, under swap agreements) or commodity transactions, and (v) any other operating expenses or other obligations incurred by Secure; and (vi) obligations of Secure under a guarantee of debt of others of the kinds referred to in clauses (i) through (v) above. Notwithstanding anything to the contrary in this Agreement, “Indebtedness” shall not mean or include (i) any contracts or arrangements of Secure to purchase additional shares of its common stock using proceeds held in the Trust Account, (ii) any taxes owed to any federal, state or local taxing authority and (iii) the payment of any Conversion Rights. The Indebtedness set forth on Schedule I shall be subordinated in payment and performance to the obligation to pay Seller pursuant to this Agreement in a manner reasonably acceptable to Seller.

(j) Trust Account. Secure confirms that at least $79,451,058 (less any taxes owed) is held in the Trust Account as of the date hereof. Secure covenants that the value of the Trust Account, as of any date of determination, shall not be less than $7.94 (less any taxes owed) per Share and shall grant Seller view-only Internet access to the Trust Account to confirm such value.
(k) Irrevocable Instructions to Continental. Upon execution of this Agreement, Secure is delivering the Irrevocable Instructions attached as Annex 1 to Continental requiring that no funds be released from the Trust Account unless the amounts released from the Trust Account are used to pay in full the amount due to the Seller under this Agreement prior to release of any fund from the Trust Account to Secure or any other party and Continental has acknowledged and agreed to such Irrevocable Instructions. Seller hereby agrees and consents to the terms of such irrevocable instruction letter. Secure shall deliver a copy of such Irrevocable Instructions to Seller upon execution of this Agreement. Secure agrees that it will not enter into an agreement for a replacement of Continental as trustee in connection with the Trust Account unless and until Secure, such substitute trustee, and any other required signatory shall first deliver to the Seller fully executed Irrevocable Instructions substantially in the form attached as Annex 1 hereto together with all others instructions executed by Continental and Secure in connection with transfer of any funds in the Trust Account. Upon the replacement of Continental, all references herein to Continental will be to the substitute trustee. Neither Secure shall provide, nor the Insiders shall cause Secure to provide, any instructions with respect to the distribution of the Trust Account that are different from the Irrevocable Instructions without the consent of Seller and all signatories to the Irrevocable Instructions; provided, however, upon written confirmation of Trustee’s compliance with the irrevocable instruction letter and payment of the Aggregate Purchase Price to Seller, Secure may liquidate the Trust Account without further regard to this letter or such irrevocable instructions.
(l) Investments. From the date of this Agreement until all amounts due to the Seller are paid, Secure agrees to invest the monies in the Trust Account in a money market fund invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940.
(m) Filings. None of the filings and reports made by Secure with the SEC and available on the SEC’s EDGAR system, as of their respective filing dates, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
7. Representations, Warranties and Covenants of the Target and the Insiders. Each Insider and the Target, where applicable, hereby makes the following representations, warranties and covenants to and for the benefit of Seller on the date hereof and on the Closing.
(a) The execution, delivery and performance of this Agreement by such Insider and the target is a legal, valid and binding agreement of such Insider or Ultimate, enforceable against such Insider or Ultimate in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) None of the Target or any Insider will take any action or give any instructions that would result in Secure breaching this Agreement.
8. Indemnification.
(a) In the event that the Aggregate Purchase Price is not fully paid to Seller at (a) the Closing or (b) if the Acquisition is not consummated, upon the liquidation of Secure while Seller owns any Shares, Secure, the Target and each of the Insiders hereby agree, jointly and severally, to indemnify and hold harmless Seller against any loss incurred in an amount equal to the difference between (i) the sum of the Aggregate Purchase Price and the Reimbursable Expenses (as defined in Section 11 hereof), minus (ii) the amount received by Seller from Secure, plus any default payments incurred pursuant to Sections 4(d) and 4(e) hereof. Secure, the Target and the Insiders agree, jointly and severally, to pay any and all costs, fees and expenses (including counsel fees and expenses) incurred by Seller in enforcing its rights under this Section 8(a).
(b) Secure, the Target and the Insiders (together with their successors) hereby agree, jointly and severally, to indemnify and hold harmless Seller and each of its partners, principals, members, officers, directors, employees, agents, representatives and affiliated or managed funds from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever, and any and all actions, inquiries, proceedings and investigations in respect thereof (including any proceeding by any government subdivision and any claim by any former or current securityholder of Secure), whether pending or threatened, to which any such party may become subject, arising in any manner out of or in connection with this Agreement or the transactions contemplated herein to the fullest extent permitted under applicable law, regardless of whether any of such parties is a party hereto, and immediately upon request reimburse such party for such party’s legal and other expenses as they are incurred in connection with investigating, preparing, defending, paying, settling or compromising any such action, inquiry, proceeding or investigation (including, without limitation, usual and customary per diem compensation for any such party’s involvement in discovery proceedings or testimony); provided that Secure, the Target and the Insiders shall not be liable for any such loss, liability, claim, damage or expense resulting from actions taken by Seller in bad faith or as a result of its gross negligence or willful misconduct.
9. Termination of Purchase Obligation. The obligation of Seller and Secure to sell and purchase, respectively, the Shares under this Agreement shall become null and void and of no force and effect upon the earlier of (i) the termination of the Purchase Agreement or abandonment of the Acquisition or (ii) 11:59 p.m. eastern time on October 29, 2009 if the Acquisition has not been consummated by such date. Notwithstanding any provision in this Agreement to the contrary, Secure’s obligation to purchase the Shares from Seller and Seller’s obligation to sell the Shares to Secure shall be conditioned on the consummation of the Acquisition.
10. Covenant of Seller. After the execution of this Agreement and prior to Closing, Seller shall not acquire any common stock, warrants or other securities of Secure or effect any derivative transactions with respect thereto.
11. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement, including, without limitation, legal fees and expenses and all other out-of-pocket costs and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated thereby, shall be the obligation of the respective party incurring such fees and expenses; provided that Secure shall pay up to $25,000 of the documented costs and expenses incurred by Seller in connection with the transactions contemplated by this Agreement (the “Reimbursable Expenses”).

12. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile or electronic transmission, and any such executed facsimile or electronic copy shall be treated as an original.
13. Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum and irrevocably waives trial by jury.
14. Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.
15. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto, except that Seller may assign any of its rights and interests to any person or entity, provided that the performance required of Seller hereunder will not be impaired.
16. Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.
17. Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement not any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.
18. Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum rate permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by applicable law, any payments in excess of such maximum rate shall be credited against amounts owed by Secure, the Target or the Insiders to the Seller and thus refunded to Secure, the Target or the Insiders, as applicable.
(Remainder of page intentionally left blank. Signature page(s) to follow.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

SECURE AMERICA ACQUISITION CORPORATION
By:	/s/ C. Thomas McMillen
	Name:	C. Thomas McMillen
	Title:	Co-Chief Executive Officer

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	Victory Park Capital Advisors, LLC, its
investment manager

By:	/s/ Scott R. Zemnick
	Name:	Scott R. Zemnick
	Title:	General Counsel

Address:
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606

The undersigned joins as parties to the foregoing
Agreement for the limited purposes provided in
Sections 4(d), 7 and 8 of the Agreement:

/s/ C. Thomas McMillen
C. Thomas McMillen

/s/ Harvey L. Weiss
Harvey L. Weiss

ULTIMATE ESCAPES HOLDINGS, LLC
By:	/s/ James Tousignant
	Name:	James Tousignant
	Title:	President and Chief Executive Officer
Purchase Price Per Share: $8.019399999
Number of Shares: 1,561,380
Aggregate Purchase Price: $12,521,330.77